news release

Scottish Medicines Consortium (SMC) recommends Ameluz® for the treatment of basal cell carcinoma

LEVERKUSEN, Germany – February 28, 2018 – Biofrontera AG (ISIN: DE0006046113), the specialist for the treatment of sun-induced skin cancer, has received approval for the reimbursement of Ameluz® by the Scottish Medicines Consortium SMC. The SMC recommends the prescription of Ameluz® for the treatment of superficial or nodular basal cell carcinoma (BCC) within the National Health Service (NHS). The decision of the Scottish authority, which was preceded by a similar positive recommendation in Wales, is within the UK also accepted for England as long as no separate process is carried out.

“We are pleased with SMC’s decision to recommend Ameluz® for the treatment of basal cell carcinoma within the NHS. Basal cell carcinoma is the most common cancer in Britain. These patients can now benefit from photodynamic therapy in conjunction with Ameluz® as an innovative treatment method”, said Prof. Dr. Hermann Lübbert, CEO of Biofrontera AG.

In its explanatory statement, the SMC points out, among other things, that non-surgical techniques are often considered for lesions with a low risk of recurrence. However, patients for whom surgical removal is unsuitable or who are at an unacceptable risk of scarring would have few effective treatment options. The SMC therefore sees Ameluz® as an excellent alternative that would reduce the need for more cost intensive treatment at a later date.

“Basal cell carcinomas are usually not life-threatening, but they can grow quickly and uncontrolled. Patients may be afraid of surgical removal of the lesions or fear the cosmetic outcome. Photodynamic therapy with Ameluz® not only provides very good efficacy combined with an excellent cosmetic result, but also the skin rejuvenation following the treatment is a welcome side effect”, said Prof. Dr. Lübbert.

SMC made its decision based on the Phase III study completed by Biofrontera in 2016, in which Ameluz® was directly compared with a competitor product.

-End-

Biofrontera AG	Page 1

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102 news release

Enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 press@biofrontera.com
IR UK: Seton Services Toni Vallen	+44(0) 20 7729 0805
IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG	Page 2

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102